# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Caris Life Sciences, Inc., CIK 0002019410
CUSIP: 142152107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 750 W John Carpenter Freeway, Suite 800, Irving, Texas (TX), 75039
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001034380

## Reporting persons
- David D. Halbert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,881,294; shared voting power 121,025,002; sole dispositive power 3,881,294; shared dispositive power 121,025,022; aggregate amount beneficially owned 124,906,296 (44.1% of the class)
- Caris Halbert, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 101,261,532; sole dispositive power 0; shared dispositive power 101,261,532; aggregate amount beneficially owned 101,261,532 (36% of the class)

## Item 1. Issuer
Name of issuer: Caris Life Sciences, Inc.
Address of issuer's principal executive offices: 750 W John Carpenter Freeway, Suite 800, Irving, Texas, 75039

## Item 2. Person Filing
Name of person filing:
David D. Halbert
Caris Halbert, L.P., a Texas limited partnership
Address of principal business office or, if none, residence: 750 W John Carpenter Freeway, Suite 800, Irving, TX 75039
Citizenship: Mr. Halbert is a citizen of the United States of America. Caris Halbert, L.P. is formed as a Texas limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Common Stock reported herein with sole beneficial ownership by Mr. Halbert includes 1,881,294 shares of Common Stock directly held by Mr. Halbert and options to purchase 2,000,000 shares of Common Stock that are fully vested and directly held by Mr. Halbert.

The Common Stock reported herein with shared beneficial ownership includes (i) 101,261,532 shares of Common Stock held of record by Caris Halbert, L.P, (ii) 8,528,805 shares of Common Stock held of record by ADAPT I Ltd., (iii) 8,414,427 shares of Common Stock held of record by Carisome I, L.P., (iv) 645,149 shares of Common Stock held of record by Caris Investment II Ltd, and (v) 2,175,089 shares of Common Stock held of record by Caris Investment III Ltd. Caris Investment Management, LLC is the general partner of each of Caris Halbert, L.P., Caris Investment II Ltd., and Caris Investment III Ltd. Two family trusts are separately the general partner of ADAPT I Ltd. and the managing general partner of Carisome I, L.P., respectively. David D. Halbert is the managing member of Caris Investment Management, LLC and the trustee of each of the two family trusts, and in such capacities, has voting and investment power with respect to the shares held of record by each of the foregoing entities.

The percentages of Common Stock reported herein are based upon 281,224,124 shares of Common Stock of the Issuer outstanding as of August 7, 2025, as reflected on the Issuer's current report on Form 10-Q, plus 218,794 shares of Common Stock issued to Mr. Halbert in respect of the settlement of a restricted stock unit subsequent to such date.
Percent of class: See Item 11 on each cover page.
Sole power to vote or to direct the vote: See Item 5 on each cover page.
Shared power to vote or to direct the vote: See Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 24.1-Power of Attorney
Exhibit 99.1-Joint Filing Agreement

## Signatures
- David D. Halbert: /s/ Luke Power, Attorney-in-Fact (08/13/2025)
- Caris Halbert, L.P.: /s/ Luke Power, Attorney-in-Fact (08/13/2025)